CONFIDENTIAL TREATMENT REQUESTED BY CHECKPOINT SYSTEMS, INC.
FOIA CONFIDENTIAL TREATMENT REQUESTED

January 21, 2010
VIA EDGAR CORRESPONDENCE
Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com
FIRM / AFFILIATE OFFICES

Abu Dhabi	Moscow
Barcelona	Munich
Beijing	New Jersey
Brussels	New York
Chicago	Orange County
Doha	Paris
Dubai	Rome
Frankfurt	San Diego
Hamburg	San Francisco
Hong Kong	Shanghai
London	Silicon Valley
Los Angeles	Singapore
Madrid	Tokyo
Milan	Washington, D.C.
Confidential Treatment Requested
Pursuant to 17 C.F.R. § 200.83

Re:	Checkpoint Systems, Inc.
Form 10-K for the fiscal year ended December 28, 2008
Filed February 26, 2009
Form 8-K, filed May 7, 2009
File No. 001-11257
Response Letter Filed December 14, 2009
Dear Ms. Blye:
     On behalf of our client, Checkpoint Systems, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the Staff of the Securities and Exchange Commission received by letter dated December 17, 2009, to the above-referenced filings. All of the information provided in this comment response is based on information gathered by the Company with respect to the past five fiscal years and the subsequent period. For your convenience, we have set forth each of the Staff’s original comments immediately preceding the Company’s response.
General
1.	You state in your response letter that your European subsidiaries have sold “standard products” to Iran and your “standard line of products” to Syria. Please describe to us, as requested in our letter dated September 29, 2009, the specific products, materials, components, equipment, technology, or services that were provided into each of Iran and Syria.
CONFIDENTIAL TREATMENT REQUESTED
BY CHECKPOINT SYSTEM, INC.
(CKP-1001)

CONFIDENTIAL TREATMENT REQUESTED BY CHECKPOINT SYSTEMS, INC.
FOIA CONFIDENTIAL TREATMENT REQUESTED
January 21, 2010

     Response:
     The Company is a global manufacturer and provider of technology-driven end-to-end loss prevention, merchandising and labeling solutions to the retail and apparel industry, and provides solutions to brand, track, and secure goods for retailers, apparel manufacturers and consumer product manufacturers worldwide. The Company’s primary product lines include electronic article surveillance (“EAS”) systems and tags using radio frequency (“RF”) and electromagnetic (“EM”) technology, source tagging security solutions, secure merchandising solutions using RF and acoustic-magnetic technology, branding tags, labels for apparel, retail display systems and hand-held labeling systems (“HLS”). Applications for printed tags and labels include brand identification, automatic identification, retail shrink management, and pricing and promotional labels. The Company discusses each of its product lines in further detail in its periodic filings.
     The Company manufactures its products in various locations around the world for use within the retail and apparel industries and is not aware of any commercial or other applications for its products outside of those industries. The Company has determined that none of its standard products, regardless of where they are manufactured, are subject to national security-based restrictions or licensing requirements under U.S. export control laws. To the best of the Company’s knowledge and belief, all of its standard products fall under EAR99 of the Commerce Control List set forth in the Commerce Department’s Export Administration Regulations.
     The Company has determined that all products the Company sold to Iran and Syria in the past five fiscal years and the subsequent period were products within the Company’s standard line of products described above. The Company represents that, to its knowledge, all of these products are used in the retail and apparel industry. The Company sells these products to retailers and manufacturers within the retail and apparel industries, as well as through distributors and reseller channels in the retail and apparel industries.
     Pursuant to Rules 418 and 12b-4, the Company is supplementally furnishing schedules that set forth information specifically describing each of the products sold to customers in Iran and Syria during the past five fiscal years and subsequent period. Schedule I sets forth descriptions of products sold to customers in Iran, and Schedule II sets forth descriptions of products sold to Syria. The Company hereby requests that the schedules be returned to the Company upon completion of the Staff’s review and that, pending such return, the schedules be withheld from release as containing competitively sensitive, proprietary business information of the Company.
2.	Please represent to us that you will disclose in your future filings any material developments in, and any material risks associated with, your proceedings related to OFAC, as appropriate.
CONFIDENTIAL TREATMENT REQUESTED
BY CHECKPOINT SYSTEMS, INC.
(CKP-1002)

CONFIDENTIAL TREATMENT REQUESTED BY CHECKPOINT SYSTEMS, INC.
FOIA CONFIDENTIAL TREATMENT REQUESTED
January 21, 2010

     Response:
     The Company hereby confirms that it will disclose in its future filings, as appropriate, any material developments in, and any material risks associated with, its proceedings with OFAC. The Company further notes that there have been no material developments related to any OFAC proceedings to date.
* * * * *
     If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-2165 or Alison Klein at (212) 906-1279.

Very truly yours,
/s/ Joel H. Trotter
Joel H. Trotter of LATHAM & WATKINS LLP

cc:	Robert P. van der Merwe, Checkpoint Systems, Inc. Raymond D. Andrews, Checkpoint Systems, Inc. John R. Van Zile, Checkpoint Systems, Inc.
CONFIDENTIAL TREATMENT REQUESTED
BY CHECKPOINT SYSTEMS, INC.
(CKP-1003)

CONFIDENTIAL TREATMENT REQUESTED BY CHECKPOINT SYSTEMS, INC.
FOIA CONFIDENTIAL TREATMENT REQUESTED
January 21, 2010

SCHEDULES I AND II
SUPPLEMENTAL INFORMATION CONFIDENTIALLY SUBMITTED
PURSUANT TO RULES 418 AND 12b-4
CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83
CONFIDENTIAL TREATMENT REQUESTED
BY CHECKPOINT SYSTEMS, INC.
(CKP-1004)